

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2014

<u>Via E-Mail</u>
Ms. Ruth Swan
Chief Financial Officer
Pacific Booker Minerals, Inc.
#1103-1166 Alberni Street
Vancouver, British Columbia
Canada V6E 3Z3

> **Re:** **Pacific Booker Minerals, Inc.**
> **Form 20-F for the Fiscal Year Ended January 31, 2014**
> **Filed May 30, 2014**
> **File No. 001-33649**

Dear Ms. Swan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining